UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                               RGC Resources, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   74955 L 103
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                                 (CUSIP Number)

                                 Anita G. Zucker
                         c/o The Inter Tech Group, Inc.
                               4838 Jenkins Avenue
                           North Charleston, SC 29405
                                 (843) 744-5174
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                with a copy to:
                            George S. King, Jr., Esq.
                          Haynsworth Sinkler Boyd, P.A.
             Post Office Box 11889, Columbia, South Carolina 29211
                                 (803) 779-3080

                                  July 6, 2010
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO.  74955 L 103                                              PAGE 2 OF 6

1. NAME OF REPORTING PERSON

    Anita G. Zucker
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                    (b) [ ]
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3. SEC USE ONLY

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4. SOURCE OF FUNDS

       00, PF
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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e) [ ]
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6. CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7. SOLE VOTING POWER

          117,236
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     8. SHARED VOTING POWER

          0
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     9. SOLE DISPOSITIVE POWER

          117,236
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     10. SHARED DISPOSITIVE POWER

          0
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          117,236
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12.  CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN  SHARES (See
     Instructions ) [ ]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2
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14.  TYPE OF REPORTING PERSON (See Instructions) IN
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

Item 1.     Security and Issuer

     Common stock, $5 par value, of RCG Resources, Inc., 519 Kimball Avenue, N.E., Roanoke, Virginia 24016 (the "Issuer").

Item 2.     Identity and Background

     Anita G. Zucker is a natural person whose business address is c/o The InterTech Group, Inc., 4838 Jenkins Avenue, North Charleston, South Carolina 29405. Mrs. Zucker is the Trustee of The Article 6 Marital Trust (the "Trust"), a transferee of The Jerry Zucker Revocable Trust dated March 20, 2007. Mrs. Zucker's principal occupation is as the Chairperson and chief executive officer of The InterTech Group, Inc., 4838 Jenkins Avenue, North Charleston, South Carolina 29405. Mrs. Zucker has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, state or federal securities laws or finding any violation with respect to such laws. Mrs. Zucker is a citizen of the State of South Carolina and the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration

     The shares of common stock as to which this filing relates were purchased By Mrs. Zucker individually or the Trust using her or its funds, respectively. The total amount paid by Mrs. Zucker was $489,413 and by the Trust was $2,815,597.


Item 4. Purpose of Transaction

     Mrs. Zucker and the Trust acquired the shares for investment purposes. They will continue to review the performance of and prospects for this investment and their investment alternatives. As part of the ongoing review of their investments in the shares, they may explore from time to time a variety of alternatives, including the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer in the open market or in privately negotiated transactions. They may also explore other alternatives with respect to their investments in the shares, including but not limited to an extraordinary corporate transaction involving the Issuer, changes in the present board of directors or management of the Issuer, or changes in the Issuer's business or corporate structure. Although the foregoing reflects activities presently contemplated by them with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that they will take any of the actions referred to above.

Except as set forth in the preceding paragraph, as of the date hereof, they do not have any plan or proposal that relates to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganiza-tion or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)      Any action similar to any of those enumerated above.

Notwithstanding the foregoing, they reserve the right to effect any such actions as they may deem necessary or appropriate in the future.

Item 5.     Interest in Securities of the Issuer

     Mrs. Zucker and the Trust own, in the aggregate, 117,236 shares, or 5.2%, of the Issuer's common stock. Mrs. Zucker, individually or as Trustee of the Trust, has sole voting, investment and dispositive power with respect to those shares.

     The following table lists all of the transactions in the Issuer's securities effected in the sixty days preceding the date of this statement by Mrs. Zucker and the Trust. The transactions listed were all purchases. All of the transactions were effected through brokers.

Transactions by the Trust:

                                     Number of
            Date                      Shares           Price per Share
            ----                      ------           ---------------

          7/9/2010                     2,078               $31.50
          7/6/2010                       102               $31.48
          7/6/2010                     2,083               $31.49

                                     Number of
            Date                      Shares           Price per Share
            ----                      ------           ---------------

          7/6/2010                       285               $30.98
          7/1/2010                       250               $31.00
         6/25/2010                       483             $31.4959
         6/22/2010                     1,122               $31.50
         6/22/2010                        19               $31.25
         6/21/2010                       149               $31.20
         6/16/2010                       200               $31.05
         6/15/2010                         1               $31.25
         6/11/2010                       753             $31.0043
         6/10/2010                         4               $31.25
          6/9/2010                     1,006               $31.25
          6/8/2010                       197               $31.25
          6/7/2010                       110               $31.25
          6/4/2010                        54               $31.25
          6/3/2010                     1,991               $31.25
          6/1/2010                        50               $31.25
         5/28/2010                       135               $31.25
         5/27/2010                        48               $31.25
         5/21/2010                       300               $31.25
         5/20/2010                       200               $31.25
         5/20/2010                     5,000               $31.25
         5/19/2010                       200               $31.25
          5/6/2010                       346               $31.25


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Not applicable.

Item 7. Material to Be Filed as Exhibits

        None.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 2010

                                   s/Anita G. Zucker
                                   ---------------------------------------------
                                   Anita G. Zucker, individually and as Trustee for The Article 6 Marital Trust